

Return Nano Dimension to its Shareholders

Prepared by Murchinson

July 2026

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Murchinson Ltd. (collectively with its affiliates and funds it advises and/or sub-advises, "Murchinson") and are based on publicly available information with respect to Nano Dimension Ltd. ("Nano", "Nano Dimension", "NNDM" or the "Company"). Murchinson recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with Murchinson's conclusions. Murchinson reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. Murchinson disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third-party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by Murchinson herein are based on assumptions that Murchinson believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. In addition, the Materials are being publicly disclosed without prejudice and shall not be construed to prejudice any of Murchinson's rights, demands, grounds and/or remedies under any contract and/or law.

Murchinson currently beneficially owns, and/or has an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more funds that Murchinson advises and/or sub-advises from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that Murchinson discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and Murchinson expressly disclaims any obligation to update such information.

Although Murchinson believes the statements made in the Materials are substantially accurate in all material respects and do not omit to state material facts necessary to make those statements not misleading, Murchinson makes no representation or warranty, express or implied, as to the accuracy or completeness of those statements or any other written or oral communication it makes with respect to the Company and any other companies mentioned, and Murchinson expressly disclaims any liability relating to those statements or communications (or any inaccuracies or omissions therein). Thus, stockholders and others should conduct their own independent investigation and analysis of those statements and communications and of the Company and any other companies to which those statements or communications may be relevant.

The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of Murchinson. Although Murchinson believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. Murchinson will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events.

Unless otherwise indicated herein, Murchinson has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party (including any director nominees) for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.



Voting Mechanics





| | Record Date | | ADS Voting Deadline |
| | Murchinson Presentation Released | | Extraordinary General Meeting (EGM) |



Vote the <u>GOLD</u> Proxy Card by July 28th to ensure your vote is counted!

MURCHINSON

Table of Contents

MURCHINSON



I. Executive Summary

Executive Summary: Nano Shareholders Face a Clear Choice

	Board's Vision	Murchinson's Vision
Vote type	Non-binding, advisory only – unenforceable	Binding changes to the Company's Articles
Who decides after the vote	The Board – free to continue destroying shareholder value	Shareholders – the outcome is enforceable
Governance structure	Staggered Board stays intact, able to continue prioritizing itself over shareholders and collecting compensation	Board declassified – annual accountability for all directors
Major transactions (e.g., Infinite Epigenetics)	Some deals (such as a 100% cash deal, like all of Nano's major transactions to date, including the disastrous Desktop Metal acquisition) can be approved at the Board's discretion without shareholder input	Requires shareholder approval above defined thresholds for a defined term
Board composition	Incumbent directors and status quo remain	Three value-destroying incumbents removed; three new nominees seated — new majority
Practical result	Advisory input that the Board can disregard	Real, enforceable change and accountability with a view toward expeditiously returning value to shareholders

About Murchinson

Murchinson beneficially owns ~9.0% of Nano's outstanding shares and has a multi-year history advocating for accountability at Nano.

➢ Founded in 2012 and based in Toronto, Canada, Murchinson is an alternative asset advisor that serves institutional investors, family offices and qualified clients

➢ The firm has extensive experience capturing value-generating opportunities across global markets

➢ Murchinson's multi-strategy approach allows it to execute investments at all points in the market cycle with fluid allocation between strategies

➢ The team targets corporate actions, distressed investing, private equity and structured finance situations, leveraging its broad market experience with a variety of specialized products and sophisticated hedging techniques to deliver alpha within a risk-averse mandate

➢ The firm's leaders have a strong track record of successfully identifying mispriced opportunities and executing turnaround and restructuring plans across myriad industries

➢ Nano Dimension fits Murchinson's investment strategy because we believe there is an opportunity to create immediate value for shareholders by closing the gap between the Company's market price and the intrinsic value of its assets

➢ For more information, you are encouraged to visit www.Murchinsonltd.com

Murchinson's Vote Recommendation



NO

➢ **Proposal 1 – Continue the current strategic alternatives process (Board's proposal)**
Non-binding advisory vote on whether to continue the Board's strategic alternatives review, including any transaction it approves.



YES

➢ **Proposal 2 – Annual director elections**
Eliminate the staggered Board structure. Every director stands for election every year instead of one class every three years.



YES

➢ **Proposal 3 – Shareholder approval for poison pills**
The Board cannot adopt a poison pill without shareholder approval within 90 days.



YES

➢ **Proposal 4 – Shareholder approval for significant transactions**
Any transaction over $50M individually (or $100M combined within 12 months) requires a shareholder vote before it can close.



YES

➢ **Proposal 5 – Remove three directors responsible for value destruction**
Remove Chairman Robert Pons, Joshua Rosensweig and CEO David Stehlin from the Board.



YES

➢ **Proposal 6 – Elect Murchinson's slate of three highly qualified, independent nominees**
Elect Moshe Rozenbaum, Eliezer "Eli" Tarlow and Paul Fruchthandler to the Board.



Proposal 1: The Board Is Asking for a Blank Check

Running out the clock instead of running a strategic review process

- In April 2026, **seven months** after initiating its review of strategic alternatives, Nano announced the sale of its additively manufactured electronics ("AME") product line and its previously discontinued Fabrica product line to Inspira Technologies OXY B.H.N. Ltd ("Inspira").
  - The transaction included a $2 million upfront cash payment and deferred payments that are tied to performance, over which Nano Dimension has **given up control.**[1]
  - Nano burned through almost $6 million while finding the AME and Fabrica deals.[2]
  - The acquirer's CEO is one of Nano Dimension's founders – the businesses **were not even sold to an outside party** identified either one of the Company's two investment banks.
  - We believe the chances of Nano receiving any of the contingent payments is next to zero.
- Nano then announced a plan to combine with Infinite Epigenetics – committing to millions of dollars in termination fees – and is pushing on with this ill-advised transaction despite the significant negative market reaction.[3]
- The value of the strategic review process to shareholders remains unclear, but the **cost of continued operations** is palpable.

Nano Dimension Initiates Review of Strategic Alternatives to Maximize Shareholder Value and Announces Executive Leadership Change

09/09/2025

Company Retains Guggenheim Securities, LLC and Houlihan Lokey as Financial Advisors

WALTHAM, Mass., Sept. 09, 2025 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) ("Nano Dimension" or the "Company"), a leader in digital manufacturing solutions, today announced that its Board of Directors has initiated a process to explore and evaluate a comprehensive range of strategic alternatives to reinforce the Company's commitment to maximize shareholder value. To assist in this process, the Board has engaged Guggenheim Securities, LLC and Houlihan Lokey as its exclusive financial advisors. The Company also announced an executive leadership change, as it has removed Ofir Baharav from his position, and David S. Stehlin, who joined the Board in February 2025, has assumed the role of Chief Executive Officer.

"I am honored to lead Nano Dimension at this critical moment and provide a clear direction for our future. It is my priority to ensure transparency and build trust with our customers, investors and employees," said Dave Stehlin, the new Chief Executive Officer. "I recognize that Nano Dimension has been going through a very challenging period, but we now have a strong understanding of the value we can unlock through a clear focus on fiscal responsibility and targeted growth opportunities. I have been very impressed by the Nano Dimension team as their expertise and commitment to this exciting company and industry gives me added confidence that we can make a measurable difference in the multiple, forward leaning and strategic industry segments that are leading the digital manufacturing revolution."

"On behalf of the Board of Directors, we have full confidence in Dave's ability to lead Nano Dimension at this critical time," said Robert Pons, Chairman of the Board. "Dave's proven track record of value creation and deep and broad technology industry expertise will be invaluable as we navigate this transition and pursue a path to maximize shareholder value through our strategic review process."

Mr. Stehlin brings more than 40 years of technology leadership, with a strong track record of leading both public and private companies as Chief Executive Officer, developing and implementing winning strategies, and successfully executing on M&A initiatives. He has significant expertise in overcoming technology and operational challenges in rapidly changing markets and has a proven ability to build value through sustained revenue and profit growth in complex and multi-national environments. He holds a Bachelor of Science degree from the U.S. Naval Academy in Annapolis, MD, and an M.B.A. from National University in San Diego, CA. Prior to his business career Dave was a Captain in the U.S. Marine Corps.

09/09/2025

After 10 months of dismal operating results and shares' unrelenting discount to cash, we believe shareholders must tell the Board <u>IT IS TIME TO CONCLUDE THE STRATEGIC REVIEW AND RETURN CAPITAL TO NANO'S RIGHTFUL OWNERS – THE SHAREHOLDERS</u>.

MURCHINSON

[1] Company press release dated April 6, 2026. [2] Company filings. [3] Company press release dated June 15, 2026.

9

Proposal 1: The Board Is Asking for a Blank Check *(cont'd)*

Recent examples confirm our belief that Nano's Board and management cannot be trusted to make transaction decisions in the best interests of all shareholders.

AME Sale Highlights Nano Management's Flawed Strategy

- One month after acquiring the AME business from Nano, Inspira rebranded itself as QTREX Quantum Ltd. and changed its ticker to QTEX.
- QTEX pivoted from medical technology to *"focus[ing] on applying its AME platform to one of quantum computing's critical hardware bottlenecks."*[1]
- In other words, Inspira turned itself into a company that now runs the Nano legacy business.
- **The result:** QTEX's stock price went from $0.40 to over $3.00 and is now trading at ~$1.60.[2]
  - Including share issuances, QTEX's market capitalization grew from $10M before buying the AME business from Nano to around $80M now. **<u>This is $70M of equity that could have belonged to Nano's shareholders if management knew what it was doing.</u>**

Markforged Was Purchased… and Then Subsequently Sold

- In April 2025, Nano completed the acquisition of Markforged for $116M.
- Just one year later, in May 2026, Nano announced the sale of Markforged to Stratasys for $42.5M – 63% below what it had bought Markforged for.
- It's even worse: Stratasys did not assume the $5M per year office lease that Markforged had in Waltham, MA (which Nano keeps paying) or the operation in Sweden, which has high labor costs.

MURCHINSON

[1] Inspira press release dated May 19, 2026. [2] FactSet; current price as of July 10, 2026.

10

Change Cannot Wait

We believe the status quo does not justify giving the Board more time — especially in light of the Board's decision to ignore significant opposition from shareholders and push on with the flawed Infinite Epigenetics transaction.



Value Destruction

- **Poor financial performance.** Nano lost $293.3 million on $102.4 million revenue in 2025, with losses widening to $69.7M in Q1 2026 — prompting the Board to suspend 2026 guidance.

- **Persistent negative EV.** Nano's enterprise value has been negative for 14 straight quarters (Dec 2022-Mar 2026) — the market values its operations below its own cash.

- **Dismal shareholder returns.** Messrs. Pons, Rosensweig and Stehlin have delivered TSR of **-38.6%**, **-31.5%** and **-44.4%**, respectively, during their tenures on the Board.[1]



Strategic Decisions Without Shareholder Approval

- **Infinite Epigenetics.** The Board announced an ~$890 million reverse merger with Infinite Epigenetics, which would represent a complete pivot into AI-powered health and diagnostics. The Board committed to millions of dollars in termination fees without first seeking shareholder approval.

- **Desktop Metal/Markforged.** After spending ~$295 million acquiring Desktop Metal and Markforged in 2025 with no shareholder vote, Nano sold Markforged for just $42.5 million in May 2026, a roughly 63% haircut to what was paid for it a year earlier.



Weak Accountability for Lack of Results

- **Four CEOs, one unaccountable Board.** Nano has cycled through four CEOs in under two years while the directors who oversaw every one of those failed tenures remain in place.

- **Pay not aligned to performance.** Stehlin received $1.6 million in total compensation for roughly four months as CEO in 2025 — the same year Nano posted a $293 million net loss.

- **Shareholder dissent ignored.** Nearly 31% of votes cast opposed CEO Stehlin's compensation package at the December 2025 AGM.



Board Entrenchment

- **Staggered Board.** Directors serve staggered three-year terms, so even when shareholders are dissatisfied, they can only vote out one class at a time — insulating a majority of the Board from annual accountability.

- **Defensive posture.** The Board has repeatedly attacked shareholders instead of addressing legitimate critiques.

MURCHINSON

Source: Company filings. [1] TSR is from FactSet and as of July 13, 2026.



II. The Case for Returning Control to Shareholders

Shareholder Rights Have Been the Central Issue for Years

March 2023 EGM

Shareholders Seek Change
Murchinson launches campaign to remove Chairman/CEO Yoav Stern and replace three entrenched incumbent directors.

Proxy Advisors Weigh In
All three proxy advisory firms — ISS, Glass Lewis and Egan-Jones — side with Murchinson.

Shareholders Vote
Murchinson wins ~92% shareholder vote to remove Chairman/CEO Stern and three incumbent directors, install director nominees.

Nano Refuses to Comply
Board under Chairman/CEO Stern refuses to recognize the shareholder vote, resulting in costly litigation to ultimately validate the meeting results.

September 2023 AGM

Murchinson Pushes Again
At Nano's regularly scheduled AGM, with litigation still pending, Murchinson nominates a slate to overhaul the Board and resolve shareholder issues.

Proxy Advisors Reverse
ISS and Glass Lewis side with Nano.

Shareholders Vote
Shareholders re-elect the very directors they just voted out in March.

The Cost of Delay
The Stern Board announces the Desktop Metal acquisition in July 2024 and the Markforged acquisition in September 2024 — precisely the kind of value-destroying move Murchinson had been warning about since March.

December 2024 AGM

Murchinson Persists
Murchinson nominates two directors for the December AGM, while the March 2023 EGM litigation remains pending.

Court Validation
On November 21, 2024, an Israeli court rules the March 2023 EGM was valid.

Proxy Advisor Support
Days later, ISS, Glass Lewis and Egan-Jones all reverse again — this time citing Nano's *"ill-advised acquisition"* and poor capital allocation.

Accountability Arrives
Stern is finally removed as CEO. Six legacy directors resign. Presented with an opportunity to act, the Board … reviews.

 MURCHINSON

Parallels with the Stern-Led Board, and Lack of Progress, Underscore Why This Board Cannot Be Trusted to Police Itself

	Stern-Led Board	Current Board
Stock trades at a discount to cash	✅	✅
Value-destructive transaction	✅	✅
Lack of transparency in financial reporting	✅	✅
Staggered Board	✅	✅
Appointing friends and associates to the Board	✅	✅
Directors threatening to quit if the Board changes	✅	✅
Generous compensation despite terrible performance	✅	✅

The Stern Board's actions resulted in massive value destruction.
If the current Board emulates the Stern Board, we believe it will repeat the Stern result.

MURCHINSON

Discount to Cash Continues

➤ The discount to cash that led Murchinson to act in the first place persists, confirming that further change is needed.

➤ Despite marginal improvement since Murchinson began engaging with Nano, the Company today still trades at a 30% discount to the sum of its cash and cash equivalents, bank deposits and marketable equity securities.



Source: Company filings. Liquid Assets represents the sum of cash and cash equivalents, bank deposits and marketable equity securities. Market Value is from FactSet.

Major Transactions Should Not Bypass Shareholders

➢ Nano's track record of sanctioning underwhelming M&A and failing to integrate them highlights why it should be required to secure buy-in from shareholders before incurring the expense of transacting:

- Nano has spent hundreds of millions of dollars acquiring businesses that in aggregate generated less profit as part of Nano than they did before they were acquired – and certainly less than what Nano paid for them.

- Nano still does not disclose revenue or profit by business unit, making it difficult for shareholders to judge the success of acquisitions.

- The Board recently announced that it was planning an ~$890 million reverse merger with Infinite Epigenetics, which would represent a complete pivot into AI-powered health and diagnostics.

- In 2024, the Board paid a 27.3% premium to acquire Desktop Metal, a failing company that appeared headed for bankruptcy, and indeed was put into bankruptcy immediately after the transaction was completed.

- Nano paid a 71.8% premium to acquire Markforged, another company with negative revenue growth and significant cash burn.

- After spending ~$295 million to acquire Desktop Metal and Markforged in 2025 with no shareholder votes, Nano sold Markforged for just $42.5 million in May 2026, a roughly 63% loss.



Source: Company filings.

Looming Value-Destructive Infinite Epigenetics Transaction

➢ In June 2026, the current Board announced a planned ~$890 million reverse merger with Infinite Epigenetics, which would trade all of Nano's cash for a bet on AI-powered health and diagnostics — a business that NNDM shareholders did not choose to fund.

➢ **This Board, much like the previous Board under Yoav Stern, appears unwilling to answer necessary questions from shareholders about its decision-making:**

  • Does the Board recognize that the Company's **15% stock price decline following the transaction announcement** reflects shareholders' view that the proposed deal is value-destructive?

  • **How is this transaction meaningfully different from a SPAC?** On the most recent earnings call, Mr. Stehlin stated that Nano is *"absolutely not a SPAC."* Yet the proposed transaction with Infinite Epigenetics appears to contradict that statement, **effectively transforming Nano into a SPAC**. One difference, however, is that, in a traditional SPAC, shareholders at least have the option to redeem their shares for cash, while Nano's shareholders don't appear to even have that right in the proposed deal.

  • What relevant qualifications do the Board members have to evaluate a business operating in epigenetics? Do any of the Board members have relevant education or industry experience to properly determine for themselves if this target is the right one?

  • **What direct or indirect consideration** — whether in the form of cash, stock, warrants, options, employment arrangements or Board seats — **is any current Board member expected to receive upon completion of this transaction?**

  • Why would the Board agree to a termination fee that appears particularly prohibitive to Nano, including in circumstances where Nano shareholders could effectively cost the Company as much as $10 million simply by rejecting a deeply flawed transaction? Why would the Board also agree to "specific performance" and "best efforts" provisions? **Given the Desktop Metal debacle, why is the Board once again following a deal framework so closely associated with Mr. Stern's failed strategy?**

  • Does the Board expect shareholders to not notice that retired **General Michael X. Garrett** — who served on Nano's Board when it unanimously approved the value-destructive Desktop Metal and Markforged acquisitions — is listed as an advisor to Infinite Epigenetics?

MURCHINSON

Infinite Epigenetics Deal Shows Guardrails Are Needed

➢ The Board's willingness to move forward with the Infinite Epigenetics transaction, despite common sense and the negative market reaction, confirms that amending Nano's governance to require shareholder approval of any major transaction is needed.

• Even if the Board ultimately puts Infinite Epigenetics transaction to a shareholder vote, Nano already committed to reimbursing Infinite Epigenetics for expenses related to the negotiation of the transaction – that represents up to $3 million out of Nano shareholders' pockets in the pursuit of a terrible deal.

➢ Murchinson's proposal 4 would require the Board to seek shareholder approval of major M&A transactions or equity financing deals.

➢ Specifically, shareholders would have to approve any future Nano acquisition or disposition where the fair market value of the consideration payable exceeds US$50 million individually, as well as any Nano acquisitions or dispositions that were effected in the preceding 12 months and exceed US$100 million in the aggregate.

➢ Contrary to Nano's fear-mongering claims, ordinary-course operations are not targeted and therefore we believe the Company will not be *"paralyzed"* in any way. Beyond suggestive slogans, Nano has failed to explain how this guardrail might harm day-to-day operation.

➢ If approved, this proposal ensures shareholders can evaluate the Company's major M&A activity for themselves – we believe this is especially necessary because the Board's history proves it cannot be trusted to act in the best interests of all shareholders.

➢ **While Nano claimed to plan a shareholder vote on the Infinite Epigenetics deal, experience taught us a costly lesson that at Nano, if management thinks that it will lose a vote, it can structure transactions in a way that bypasses them unless explicitly required by law or bylaws.**

MURCHINSON

A Classified Board Delays Accountability

- At Nano, directors are elected in phases and serve for three consecutive years, preventing full Board turnover in a single election.
- This structure entrenches leadership's authority at the expense of the investors to whom Board members should be accountable.
- The view that classified board structures reduce accountability is shared by independent proxy advisors and institutional investors alike.
- **In our view, annual elections are even more important when shareholder trust in a board is low, as is the case at Nano.**

*"[T]he board is recommending that shareholders vote against the dissident's proposal to declassify. **The decision to contest such an important corporate governance improvement is unacceptable, and amounts to evidence of an ongoing disconnect with shareholders**."*

Institutional Shareholder Services Inc.
November 2024 report on Nano

*"**[S]taggered boards are less accountable to shareholders than boards that are elected annually.** Furthermore, the annual election of directors encourages board members to focus on shareholder interests."*

Glass, Lewis & Co.
2026 U.S. Proxy Voting Guidelines

*"Classification of the board generally **limits shareholders' rights to regularly evaluate a board's performance** and select directors."*

BlackRock Investment Stewardship
2026 Proxy Voting Guidelines for U.S. Securities

Permission to quote ISS was neither sought nor obtained.

Poison Pills Are Shareholder-Unfriendly Policies





ISS — *2026 U.S. Proxy Voting Guidelines*

Accountability

PROBLEMATIC TAKEOVER DEFENSES, CAPITAL STRUCTURE, AND GOVERNANCE STRUCTURE

Poison Pills: Generally vote against or withhold from all nominees (except new nominees[1], who should be considered case-by-case) if:

- The company has a poison pill with a deadhand or slowhand feature[6];
- The board makes a material adverse modification to an existing pill, including, but not limited to, extension, renewal, or lowering the trigger, without shareholder approval; or
- The company has a long-term poison pill (with a term of over one year) that was not approved by the public shareholders[7].

Vote case-by-case on nominees if the board adopts an initial short-term pill[6] (with a term of one year or less) without shareholder approval, taking into consideration:

- The trigger threshold and other terms of the pill;
- The disclosed rationale for the adoption;
- The context in which the pill was adopted, (e.g., factors such as the company's size and stage of development, sudden changes in its market capitalization, and extraordinary industry-wide or macroeconomic events);
- A commitment to put any renewal to a shareholder vote;
- The company's overall track record on corporate governance and responsiveness to shareholders; and
- Other factors as relevant.

GLASS LEWIS — *2026 U.S. Proxy Voting Guidelines*

Anti-Takeover Measures

Poison Pills (Shareholder Rights Plans)

Many investors view poison pill plans unfavorably. They can reduce management accountability by substantially limiting opportunities for corporate takeovers. Rights plans can, thus, prevent shareholders from receiving a buy-out premium for their stock. The Benchmark Policy typically recommends that shareholders vote against these plans to protect their financial interests and ensure that they have an opportunity to consider any offer for their shares, especially those at a premium.

Best practices: poison pills should be subject to shareholder approval to ensure that the Board does not unilaterally weaponize them to insulate itself from accountability.

The Board Continues to Appoint Apparent Friends & Associates

Chairman Pons has a pre-existing relationship with Nano CEO Stehlin and fellow Nano director Andrew Sriubas.







MRV Communications, Inc.

SeaChange

Chairman Bob Pons



- *Served on MRV Communications, Inc.'s ("MRV") board alongside Mr. Stehlin in 2014.*
- *Kenneth Traub resigned from the Board the same day that Mr. Stehlin joined the Board, appearing to us like Chairman Pons replaced one friend with another.*
- *Chairman Pons also served on the board of SeaChange International, Inc. alongside current Nano director Andrew Sriubas from 2019 to 2021.*

CEO David Stehlin

- *Began working at MRV in 2011 and left as CEO in 2014; served on the board alongside Mr. Pons.*



Director Andrew Sriubas

- *Served on the board of SeaChange alongside Mr. Pons from 2019 to 2021.*

MURCHINSON

Source: Company filings.

Directors Seem to Treat their Roles Like a Social Club as Opposed to a Fiduciary Responsibility to Shareholders

Just like the Stern Board, current Board members have threatened to quit if shareholders vote for changes to the Board's composition.

Stern Board

*"[T]he Company's Chief Executive Officer and Chairman, Yoav Stern, has informed the Board that he **intends to resign from his Board positions** before the upcoming Annual General Meeting (the "AGM") and will resign as Nano's Chief Executive Officer after the AGM, **if any of the Murchinson nominees are elected to the Board**."*

Nano Dimension
August 11, 2023 Press Release

Current Board

*"Andy Sriubas, a current independent director, has publicly disclosed that he **will not continue to serve on the Board if Murchinson gains control**."*

Nano Dimension
July 9, 2026 Press Release



The Board Has Excessively Compensated Mr. Stehlin Despite Terrible Performance

Why do Nano shareholders need to pay CEO Stehlin $1.6 million per year to destroy value?

Nano's TSR Since Mr. Stehlin Joined Has Been Negative and Lagged the Broader Market

Feb. 6, 2025: Mr. Stehlin joins Nano's Board to replace his long-time associate, Mr. Traub.

March 26, 2025: Nano outlines strategic vision, followed by a sharp decline in the stock price.

May 27, 2026: Nano announces sale of Markforged at a 63% discount to what it purchased it for a year earlier.

Sep. 9, 2025: Mr. Stehlin is named CEO; Nano initiates strategic review.

Oct. 21, 2025: Nano announces CFO transition.

Jun. 15, 2026: Nano announces Infinite Epigenetics transaction.



Legend:
- Nano Dimension
- S&P Composite 1500 / Information Technology
- S&P Composite 1500 / Technology Hardware & Equipment

MURCHINSON

Source: Company filings. FactSet; graph as of July 13, 2026.

23

Why the Targeted Directors Must Be Removed

The removal of Messrs. Pons, Rosensweig and Stehlin is a necessary step to enforce accountability and enable a governance reset at Nano.



Chairman Bob Pons



Joshua Rosensweig



CEO David Stehlin

× **Oversaw the disastrous Desktop Metal/Markforged transactions**. Both acquisitions closed in April 2025 while Messrs. Pons, Rosensweig and Stehlin were seated directors. These same directors oversaw the Markforged divestiture at a ~63% loss a year later.

× **Results have kept deteriorating under their watch, not improved**. Negative EV persisted, Q1 2026 losses widened and guidance was suspended under their directorship.

× **CEO compensation remains misaligned to performance.** In 2025, Mr. Stehlin collected $1.6M for roughly four months as CEO* the same year Nano lost $293 million.

× **Presided over the nonsensical Infinite Epigenetics pivot**. The~$890 million term sheet was signed in June 2026 on the current Board's watch.

MURCHINSON

* Stehlin was appointed CEO on September 9, 2025. Stehlin's total compensation for 2025 was $1,609,700. Source: Nano Dimension 10-K for the year ended December 31, 2025.

Why Chairman Bob Pons Must Be Removed



Chairman Bob Pons

➢ Mr. Pons is not independent of management.

➢ Mr. Pons served on the board of directors of MRV alongside current Mr. Stehlin (who was MRV's CEO and President). Shortly after his appointment to Nano's Board, Mr. Pons appointed Mr. Stehlin to the Nano Board and later to the (extremely lucrative) CEO position.

➢ Mr. Pons served for years on the board of directors of SeaChange alongside Mr. Sriubas, who Mr. Pons later appointed to the Nano Board as well.

➢ Mr. Pons has been awarded $568,800 as a Nano director, even while shareholders have suffered a significant decrease in the Company's market capitalization.

➢ Has overseen deteriorating operating results.

➢ As Chairman, presided over the nonsensical Infinite Epigenetics pivot.

➢ Has presided over a -38.6% TSR.

Source: Company filings. TSR is from FactSet and as of July 13, 2026.

25

Why Director Joshua Rosensweig Must Be Removed



Joshua Rosensweig

➢ Mr. Rosensweig has served on the Board while value-destructive decisions were made:

- Lost legal battle and was forced to complete acquisition of Desktop Metal.

- Was a Board observer when the disastrous Desktop Metal and Markforged transactions were agreed upon, yet we saw no record of him voicing any opposition to those deals.

- Oversaw the Markforged unwind at a ~63% loss a year later.

➢ Has presided over a **-31.5%** TSR.

Source: Company filings. TSR is from FactSet and as of July 13, 2026.

Why Director David Stehlin Must Be Removed



CEO David Stehlin

- As CEO, Stehlin was paid over $1.6 million for four months in 2025 to manage legacy business units whose revenue is so small the Company feels it does not need to be disclosed by unit.
  - Mr. Stehlin has regularly sold stock – including as recently as July 13, 2026 – hypocritically netting himself hundreds of thousands of dollars while claiming that Nano is *"at a very clear inflection point"* and that the Company has *"the potential for exciting opportunities in the near future."*[1]
- Has presided over a -44.4% TSR as a director.
- Mr. Stehlin's capacity to serve Nano shareholders appears to be constrained by his **concurrent full-time job** as CEO of the Telecommunications Industry Association.



Experience

CEO (since 9/25) and Board Member (since 2/25)
Nano Dimension
Feb 2025 - Present · 1 yr 6 mos
Nano Dimension's (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and... more

Chief Executive Officer
TIA - Telecommunications Industry Association · Full-time
Sep 2019 - Present · 6 yrs 11 mos
Arlington, VA
The TIA represents more than 400 companies that enable high-speed communications networks and accelerate next-generation ICT innovation.

MURCHINSON

Source: Company filings. TSR is from FactSet and as of July 13, 2026. Mr. Stehlin's LinkedIn as of July 13, 2026. [1] Q1 2026 earnings call transcript, May 7, 2026.



III. Lessons from Prior Contests

The March 2023 Lesson: Change is needed when valuation, performance, and governance indicate urgency



Negative Enterprise Value / Cash Discount

Nano traded at a significant discount to cash value. The persistent valuation gap reflected investor concerns regarding capital allocation, strategy and governance. Those concerns proved prophetic.



Mixed Operating Performance

Following the depletion of cash and misguided acquisitions, Nano struggled to translate its investments into consistent operating performance.



Classified Board

The classified Board structure limited accountability by allowing only a portion of directors to stand for election each year, reducing shareholders' ability to make impactful boardroom change.



Chairman Power Over Board Composition

Board members appeared to have been appointed based on their friendship with Yoav Stern, not because of their experience, understanding of the Company or alignment with shareholders.



Poison Pill

Nano's shareholder rights plan was seen by investors as an anti-accountability measure that could impact shareholder choice and further entrench the Board.



The 2023 EGM Lesson: Shareholders Expect a Plan

➢ In March 2023, shareholders concluded that persistent corporate governance issues, poor capital allocation and share price underperformance warranted meaningful Board change.

➢ Shareholders approved Murchinson's proposals, which ultimately resulted in a significant refreshment of the Board following the court's validation of the meeting.

➢ Each of Murchinson's four proposals received support from approximately 92% of the votes cast for the Special Meeting (excluding abstentions).

➢ Despite that Board refreshment, today the Company's persistent valuation discount, continued governance concerns and disastrous strategy show that shareholders' original concerns have not been fully resolved.

> *The need for change still exists. We believe Murchinson's nominees offer the necessary expertise needed to evoke change at Nano.*

MURCHINSON

Consequences if Shareholders Vote for the Board's Strategic Review Continuance Proposal **OR** Reject Murchinson's Proposals

Both equity value and liquid assets have declined substantially over the long term, and the Board has failed to improve the share price since the December 2025 AGM, supporting the case for further change:

Share Price



$3.00
$2.00
$1.00
Dec-22
Sep-23
May-24
Feb-25
Oct-25
Jul-26

Liquid Assets



($ in billions)
$1.1
$1.0
$0.9
$0.8
$0.7
$0.6
$0.5
$0.4
Dec-22
Sep-23
May-24
Feb-25
Oct-25

We believe the destruction of value will continue if shareholders don't make a change now.



IV. Murchinson's Solution

Murchinson's Six Pillar Plan

1 Governance Reset

2 Realistic Approach to Strategic Alternatives

3 Revise Committee Structure to Improve Decision-Making

4 Capital Allocation Policy

5 Disclosure Cadence

6 Board Majority Accountability

Murchinson's 2026 plan meets the control-case standard.

MURCHINSON

The First 100 Days After the EGM



Board Formation	Governance Reset	Address Investors
Days 0-30	**Days 31-60**	**Days 61-100**



Seat Nominees

Appoint and onboard the newly elected nominees; add nominees to Board committees



Publish Board Priorities

Communicate the Board's policies and strategic priorities with all stakeholders



Refresh Disclosure

Update the disclosure materials to best align with messaging



Evaluation Paths to Unlock Residual Value

Conduct an independent look at the transactions to date and clear-eyed view of residual value



Set Shareholder Approval Policy

Adopt a shareholder approval policy with the intention of creating clear guidelines



Review Rights Plan

If proposal 3 fails, evaluate the Shareholder Rights Plan and assess whether any reform is needed

MURCHINSON

A Real Strategic Alternatives Framework

After months of review while the discount to cash persists and residual value is in jeopardy, the Board's highest priority should be eliminating operating risk and maximizing shareholders' return, not continuing to search for an illusory windfall



Firm Timelines



Independent Advisors



Conflict Review



Valuation Analysis



Fairness Considerations



Required Shareholder Approval Where Appropriate

A Disciplined Major-Transaction Policy

Major transactions should be scrutinized and approved by shareholders to ensure they are in shareholders' best interests.

 **Transparency**
Disclose how deals are evaluated

 **Shareholder Sign-Off**
Get shareholder buy-in earlier in the process, before termination fees are committed.

 **Value Creation**
Judge major transactions on strategic rationale, valuation, financing impact, alternatives considered, shareholder value, governance effects and market reaction.

MURCHINSON

A Capital Allocation Policy Shareholders Can Understand

Preserve Optionality

Manage Expenses to Preserve Cash

Return Excess Capital When Appropriate

Disclose Milestones

Provide Transaction Rationale

 MURCHINSON

Anything Short of a Majority Risks More of the Same

The core issues at hand — rights plans, strategic alternatives, major transactions and Board appointments — are decided by Board vote. A majority is required to ensure proper oversight.

- **Rights plans:** Adopted by Board resolution alone. A 2-of-5 minority is powerless to prevent the other 3 directors from adopting it.

- **Strategic alternatives & major transactions:** The company's governance, as currently structured, means that signing a term sheet like Infinite Epigenetics requires only Board approval, not a shareholder vote— and a **minority presence has no power** to block or even pause it.

- **Board appointments and committee control:** Chairman Pons has used majority control to build his own sphere of influence with long-time friends Mr. Sriubas joining the Board in June 2025 and Mr. Stehlin joining in February 2025 and becoming CEO in September 2025. Just as Mr. Stern once did, the current Chairman uses his majority support to control who sits at the table.

- **Three seats, one entrenched majority:** Mr. Pons controls the Chairmanship, Mr. Rosensweig has sat for nearly two years without stopping a single bad decision, and Mr. Stehlin serves as CEO under the Chairman who backed him. These directors are not acting in the best interests of shareholders, underscoring the need for these three directors to be removed.

Nano Dimension Board Post-EGM

The New Majority





| Moshe Rozenbaum | Eli Tarlow | Paul Fruchthandler |

Remaining Incumbents




| Andrew Sriubas | Phillip Borenstein |

Murchinson's Nominees Are Independent of Nano Management

Our nominees are positioned to restore independence from management influence as well as shareholder accountability.


Moshe Rozenbaum
Independent of Nano Management
Previously served as VP of Corporate Development at Nano, giving him relevant insight into the Company while ensuring he has no relationship with current CEO Stehlin.


Eliezer Eli Tarlow
Independent of Nano Management


Pinchos (Paul) Fruchthandler
Independent of Nano Management

Unlike the current Board, Murchinson:

1. Is 100% aligned with shareholders, as we have skin in the game.

2. Not planning to take Nano on a SPAC adventure.

3. Has a credible plan to close the Company's persistent discount to cash.

MURCHINSON

Our Highly Experienced Nominees

Murchinson has nominated three highly experienced and independent director nominees for the extraordinary meeting



Moshe Rozenbaum

Brings years of strategic business leadership experience with deep expertise in financial markets, capital raising, corporate development and public company director experience.

- ✓ Former Nano Dimension VP, Corporate Development
- ✓ Certified Public Accountant (CPA) with public accounting experience at a Big Four accounting firm (Ernst & Young)
- ✓ Current Lifeward (Nasdaq: LFWD) Director, Chair of Audit Committee
- ✓ Expertise in capital raising, corporate development and finance



Eliezer Eli Tarlow

Brings a customer-side perspective on enterprise technology adoption and a strong understanding of the technology sector, which we believe will enable him to evaluate Nano's remaining operating businesses.

- ✓ Director of Healthcare / Education IT Strategists, CDW Corporation (2020 – present)
- ✓ CIO, Brookdale University Hospital (2017 – 2020)
- ✓ NYC Health + Hospitals IT Manager, various roles (2011 – 2017)
- ✓ Iona University Advisory Board Member, Information Systems & Analytics Masters (2016 – present)



Pinchos (Paul) Fruchthandler

Decades of experience evaluating investment alternatives and assessing potential risk

- ✓ Managing Director, FBE Limited, LLC (2001 – present)
- ✓ Former Director, Twin America LLC (2011 – 2017)
- ✓ Expertise in portfolio management, evaluation of investment alternatives, and capital allocation

MURCHINSON



V. Conclusion

The Nominees' Objectives

1

Install Accountability

Remove the staggered Board structure so that every director stands for election every year

2

Protect Shareholder Approval Rights

Provide shareholders with agency in Board decisions and require a vote before high-cost decisions

3

Strategic Alternatives Work to Date

Prior transactions have burned capital while delaying decisions, only to lead to underwhelming deals

4

Stop Entrenchment

Remove governance practices that limit shareholders rights and ensure that the Board members act in the best interest of shareholders

5

Improve Disclosure and Market Confidence

Create clear communications with shareholders through increased transparency and disclosure


MURCHINSON

Questions for Nano's Board

Why should a non-binding vote be enough?

Why should major transactions avoid shareholder approval?

Why should shareholders trust this Board to supervise strategic alternatives?

Why should shareholders believe Infinite Epigenetics is different from the disastrous Desktop Metal and Markforged transactions?

What compensation, severance, or post-transaction roles have Mr. Pons and Mr. Stehlin arranged for themselves in connection with a deal outside the Company's core business?

If the strategic alternatives review is truly nearing conclusion, why has it taken 10 months with minimal communication to the shareholders footing the bill?

Why does CEO Stehlin's compensation reflect no connection to the Company's performance?



The Shareholder Value Case for Voting GOLD

The GOLD Card Restores Accountability and Protects Shareholder Rights

- ✓ Binding shareholder approval required before the Board can adopt any future poison pill

- ✓ Binding shareholder approval required for major transactions above $50M individually or $100M combined within 12 months — including deals like Infinite Epigenetics

- ✓ Annual elections for the entire Board

- ✓ Three new independent directors replacing a Chairman who stacked the Board with his friends, a director who has sat on his hands and an ineffective CEO who is paid more than $6,000 every day to do almost nothing while holding another full-time job

- ✓ A real check on the pattern of Board decisions that have produced 14 straight quarters of negative enterprise value

The WHITE Card Leaves Discretions With a Board Shareholders Cannot Trust

- ✗ A non-binding, advisory-only vote the Board can disregard regardless of the outcome

- ✗ No shareholder approval required for major transactions, including future deals structured like Desktop Metal, Markforged or Infinite Epigenetics

- ✗ No binding restriction on the Board adopting another poison pill

- ✗ More of the same: the same Chairman, underperforming director and CEO whose pay is misaligned with shareholders, presiding over the further value destruction

- ✗ A continuation of the same governance structure that took a court order to stop from blocking a basic shareholder right just months ago

MURCHINSON

Vote the <u>GOLD</u> Proxy Card to Restore Shareholder Control



NO ➤ **Proposal 1** — Continue the current strategic alternatives process (Board's proposal)

YES ➤ **Proposal 2** — Annual director elections

YES ➤ **Proposal 3** — Shareholder approval for poison pills

YES ➤ **Proposal 4** — Shareholder approval for significant transactions

YES ➤ **Proposal 5** — Remove three directors responsible for value destruction

YES ➤ **Proposal 6** — Elect Murchinson's slate of three highly qualified, independent nominees

VOTE USING THE GOLD CARD BY JULY 28, 2026!



Questions on how to vote?
Contact info@okapipartners.com or call (212) 297-0720 (for banks and brokerage firms) or (844) 202-7428 (for shareholders)





VI. Appendix

Proposal Summary

Murchinson Recommendation	Proposals	About
No	1: To approve on a non-binding advisory basis a resolution regarding the continuation of the Company's strategic alternatives review process including any related transaction approved by the Board of Directors.	Non-binding advisory vote on whether to continue the Board's strategic alternatives review, including any transaction it approves.
Yes	2: To approve the Proposing Shareholders' proposal to amend Article 39 of the Company's Amended and Restated Articles of Associates (the "Articles").	Eliminate the staggered Board structure. Every director stands for election every year instead of one class every three years.
Yes	3: To approve the Proposing Shareholders' proposal to add a new Article 71 to the Articles.	The Board cannot adopt a poison pill without shareholder approval within 90 days.
Yes	4: To approve the Proposing Shareholders' proposal to add a new Article 72 to the Articles.	Any transaction over $50M individually (or $100M combined within 12 months) requires a shareholder vote before it can close.
Yes	5: To approve the Proposing Shareholders' proposal to dismiss the following three (3) of the Company's directors from office and to dismiss any new directors appointed after May 21, 2026: Robert Pons, Joshua Rosensweig and David Stehlin	Remove Chairman Robert Pons, Joshua Rosensweig and CEO David Stehlin from the Board.
Yes	6: Subject to the approval of Proposal 5, to approve the Proposing Shareholders' proposal to appoint the following three (3) new directors in three (3) of the resulting vacancies: Moshe Rozenbaum, Eliezer Eli Tarlow and Paul Fruchthandler	Elect Moshe Rozenbaum, Eliezer "Eli" Tarlow and Paul Fruchthandler to the Board.

MURCHINSON

Moshe Rozenbaum



Moshe Rozenbaum brings years of strategic business leadership experience with deep expertise in financial markets, capital raising, corporate development and public company director experience.

✓ *Previously served as the VP of Corporate Development at Nano Dimension (Nasdaq: NNDM) from 2023-2025*

✓ *Serves as external director and Chairman of the Audit Committee of Lifeward Ltd. (Nasdaq: LFWD)*

✓ *Served as Head of Business Development for Yedid Capital Management Inc. from 2011-2019*

✓ *Served as Chief Financial Officer and Chief Operating Officer of Fluent Trade Technologies Ltd.*

✓ *Served as Senior Accountant at Ernst & Young*







Eliezer Eli Tarlow





Eliezer Eli Tarlow brings years of experience on the customer side of enterprise technology purchasing decisions, giving him a practical understanding of how large institutions evaluate, adopt and derive value from complex technology systems.

- ✓ *Currently serves as Director of Healthcare & Education Industry Strategists at CDW Corporation (Nasdaq: CDW), a position he held through CDW's acquisition of Sirius Computer Solutions in 2021*
- ✓ *Previously served as Vice President & Chief Information Officer at Brookdale University Hospital Medical Center from 2017-2020, overseeing technology evaluation and procurement for a major healthcare institution*
- ✓ *Served in various managerial roles at NYC Health + Hospitals from 2011-2017*
- ✓ *Currently serves on various private boards, including as a board advisory member for the Information Systems & Analytics Masters Program Advisory Board at Iona University*

NYC HEALTH + HOSPITALS

CDW

ONE BROOKLYN HEALTH SYSTEM BROOKDALE UNIVERSITY HOSPITAL MEDICAL CENTER The Leader of Healthcare in East Brooklyn

MURCHINSON

Pinchos (Paul) Fruchthandler



FBE

Pinchos (Paul) Fruchthandler brings decades of experience evaluating investment alternatives, assessing potential risk and leading deal-making.

✓ *More than 25 years of experience in the U.S. real estate investment and development space*

✓ *Evaluated PE and venture capital fund investment opportunities at Opus Capital Management (FBE-affiliated asset manager)*

✓ *Former Director, Twin America LLC (New York-based sightseeing and tour bus company that previously operated one of the largest hop-on, hop-off double-decker bus fleets in the world, giving him expertise in customer experience)*

MURCHINSON